Filed Pursuant to Rule 424(b)(3)
File No. 333-81252

PROSPECTUS SUPPLEMENT NO. 4
(To Prospectus dated April 23, 2002)

$810,750,000

SUPERVALU INC.

Liquid Yield Option™ Notes due 2031
(Zero Coupon-Senior) and Common Stock
Issuable Upon Conversion of the LYONs

This prospectus supplement relates to the resale by the holders of our LYONs and the shares of our common stock issuable upon conversion of the LYONs.

You should read this prospectus supplement no. 4 together with the prior prospectus supplements and prospectus dated April 23, 2002, which are to be delivered with this prospectus supplement. The terms of the LYONs are set forth in the prospectus.

The table below amends and replaces in its entirety the table appearing under “Ratios of Earnings to Fixed Charges” on page 10 of the prospectus.

	Three Months Ended		Fiscal Year Ended
	June 15, 2002	June 16, 2001	Feb. 23, 2002		Feb. 24, 2001		Feb. 26, 2000		Feb. 27, 1999	Feb. 28, 1998
Ratio of Earnings to Fixed Charges:
Including restructure and other items	2.63	2.30	2.38		1.54		3.46		3.17	3.49
Excluding restructure and other items	2.63	2.30	2.64	(a)	2.53	(b)	3.12	(c)	3.17	2.90	(d)

(a)	Excludes restructure and other items of $58.8 million.

(b)	Excludes restructure and other items of $240.1 million.

(c)	Excludes a pre-tax gain on the sale of Hazelwood Farms Bakeries of $163.7 million and a pre-tax restructure charge of $103.6 million.

(d)	Excludes a pre-tax gain on the sale of Shopko Stores, Inc. of $90.0 million.

The table below sets forth additional and updated information concerning beneficial ownership of the LYONs and supplements and amends the table appearing under “Selling Securityholders” beginning on page 34 of the prospectus. To the extent that a selling securityholder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding the selling securityholder supersedes the information in the prospectus. We have prepared this table based on information given to us by the selling securityholders listed below prior to the date hereof.

Name	Principal Amount At Maturity of LYONs That May Be Sold	Percentage of LYONs Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
BNP Paribas Equity Strategies, SNC (3)	$19,500,000	2.41%	188,046	*
Credit Suisse First Boston Corporation	16,000,000	1.97%	154,294	*
Merrill, Lynch, Pierce, Fenner and Smith Inc.	5,230,000	*	50,434	*
Oakwood Healthcare Inc. (Pension) (4)	1,100,000	*	10,607	*
Wachovia Securities Inc.	35,000,000	4.32%	337,519	*

*	Less than 1%

(1)
Assumes conversion of all of the holder’s LYONs at a conversion rate of 9.6434 shares of common stock per $1,000 principal amount at maturity of the LYONs. This conversion rate is subject to adjustment as described under “Description Of LYONs – Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the LYONs may increase or decrease in the future.

(2)
Calculated based on 133,747,801 shares of common stock outstanding as of July 31, 2002. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s LYONs, but we did not assume conversion of any other holder’s LYONs.

(3)	In addition to the shares of common stock included in the table, BNP Paribas Equity Strategies, SNC beneficially owns 33,798 shares of our common stock.

(4)	Formerly registered as a selling securityholder under the name of Oakwood Healthcare Inc.

Investing in the LYONs involves risks that are described in “Risk Factors Relating to the LYONs” beginning on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 6, 2002

™ Trademark of Merrill Lynch & Co., Inc.

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